E.B.

19007860

SI

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65677

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BG Strategic Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 South Flagler Drive suite 200
(No. and Street)

West Palm Beach	Florida	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Benjamin Gordon 561-932-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Soles, Heyn & Company
(Name – *if individual, state last, first, middle name*)

120 South Olive St suite 501	West Palm Beach	Florida	33401
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Benjamin Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BG Strategic Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of BG Strategic Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BG Strategic Advisors, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in ownership equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplementary Schedules Pursuant to SEA Rule 17a-5 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary Schedules Pursuant to SEA Rule 17a-5 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as BG Strategic Advisors, LLC's auditor since 2018.

Soles, Heyn & Company, LLP

West Palm Beach, Florida

March 1, 2019

BG Strategic Advisors, LLC Statement of Financial Condition

December 31, 2018

ASSETS		
Current assets		
Cash and cash equivalents	$	690,961
Prepaid expenses		15,748
Total assets	$	706,709
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable	$	15,451
Accrued expenses		20,080
Deferred revenue		236,250
Total current liabilities		271,781
Deferred Rent	$	10,181
Member's equity		424,747
Total liabilities and Member's equity	$	706,709

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Operations and Member's Equity
For the Year Ended December 31, 2018

Revenues:	
Success fees	$ 1,442,465
Total revenues	1,442,465
Operating expenses:	
Insurance	1,828
Employee ancillary	39,893
Professional fees	266,273
Rent and utilities	70,690
Travel and Entertainment	76,616
Salaries and wages	572,846
General and administrative	112,355
Regulatory	9,607
Total operating expenses	1,150,108
Operating income	292,357
Other income (expense):	
Interest	331
Other expense	(35)
Total other (expense)	296
Net Income	292,653
Member's equity, beginning of the year	1,532,094
Cash contributions	450,000
Cash distributions	(1,850,000)
Member's equity, end of the year	$ 424,747

See accompanying notes to financial statements.

BG Strategic Advisors, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash flows from operating activities:	
Net Income	292,653
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in deferred rent	4,215
Decrease in:	
Accounts receivable	255,000
Prepaid expenses	4,195
Increase (decrease) in:	
Accounts payable	7,873
Accrued expenses	(66,947)
Deferred revenue	223,895
Net cash provided by operating activities	720,884
Cash flows from financing activities:	
Payments received from related parties	365,893
Payments made on behalf of related parties	(365,893)
Cash contributions	450,000
Cash distributions	(1,850,000)
Net cash used by financing activities	(1,400,000)
Net decrease in cash	(679,116)
Cash, beginning of year	1,370,077
Cash, end of year	690,961
Supplemental disclosure of cash flow information:	
Interest paid	-
Taxes paid	35

See accompanying notes to financial statements.

Note 1 – Description of Business

BG Strategic Advisors, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired,to be cash equivalents. There were no cash equivalents held by the Company at December 31, 2018.

Revenue Recognition
Revenues from contracts with customers are composed of success fees for sale of equity interest in its clients. Such fees are recognized at the point in time when the Company's performance, under the terms of the contract, are completed, which is typically at the end of each performance obligation. In some instances a contract, may consist of various performance obligations. Under this circumstance revenue is recognized over time in which performance obligations are simultaneously provided by the Company and benefits the customer. During 2018 the contract's remaining performance obligations, were fulfilled at closing. At December 31, 2018 there were no advances to the Company. The deferred revenue balance of $236,250 at December 31, 2018 is held as an escrow until March 2019, in accordance with the terms of the contract, but no additional performance is required for it to be earned.

Accounts Receivable
The Company invoices for its work using negotiated contracts. The Company provides for credit losses based on management's evaluation of collectability, and current and historical performance of the customer. As of December 31, 2018, the Company has no accounts receivable.

Note 2 – Summary of Significant Accounting Policies, continued

Property and Equipment
The Company's property and equipment are carried at cost and depreciated using the straight-line method over the estimated economic useful lives of the assets. As of December 31, 2018 property and equipment carry a net book value of zero.

Leases
The Company evaluates the lease classification for properties leased from third parties as either a capital lease or an operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as capital leases, the Company records property under capital leases and a capital lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under capital lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any capital leases during the year ended December 31, 2018. The Company records rent expense for its operating leases with contractual rent increases on a straight-line basis from the "lease commencement date" as specified in the lease agreement until the end of the base lease term.

Recent Accounting Pronouncements

Leases
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects to recognize ROU assets and related obligations upon adoption.

Revenue from Contracts with Customers
In May 2014, the FASB issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASC 606"), that affects the timing of when certain types of revenue will be recognized. The updated accounting guidance provides a comprehensive new revenue recognition model. The standard requires that revenue be recognized when the Company satisfies the related performance obligation, in an amount that reflects the consideration the Company expects to receive. A single contract could include one or multiple performance obligations. For those contracts that have multiple performance obligations, the Company would be required to allocate the total transaction price to each performance obligation based on its relative standalone selling price, which is determined based on the Company's overall pricing objectives, taking into consideration market conditions and other factors. The guidance also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. The guidance is effective on January 1, 2018.

Revenue from Contracts with Customers Continued
The standard allows for either full retrospective adoption, by which the standard would be applied to all of the periods presented, or a modified retrospective adoption, by which the standard is applied only to the most current period presented in the financial statements.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements, for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 1, 2019, the date at which the financial statements were available to be issued, and determined that there are no events that would require adjustments or disclosures in the financial statements.

Note 3 – Property & Equipment

Property and equipment is fully depreciated and consist of the following at December 31, 2018:

Office equipment	$	26,979
Furniture and fixtures		1,711
Property and equipment		28,690
Less: accumulated depreciation		(28,690)
Property and equipment, net	$	-

Depreciation expense was $0 for the year ended December 31, 2018.

Note 4 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAIB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer". Under the rule's amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2018, amounts in excess of FDIC insured limits were $440,961; cash was only held at a federally insured financial institution.

Substantially $1,426,105 of the Company's 2018 revenues were derived from one customer. The deferred revenue reported in 2018 is for the same customer.

Note 5 – Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income and Changes in Members' Equity for the year ended December 31, 2018.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2018, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense.

Note 5 – Income Taxes, continued

The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Company is no longer subject to examinations by income tax authorities for years before 2015.

Note 6 – Related Party Transactions

During 2018, the Company incurred net costs of $9,644 on behalf of BGSA Holdings LLC, its parent company. These expenses were offset by collections of $9,644 from BGSA Holdings LLC.

During 2018, the Company incurred net costs of $356,249 on behalf of Cambridge Capital LLC, an entity owned by the Managing Member. These expenses were offset by collections of $356,249 from Cambridge Capital LLC.

On December 1, 2016, the Company entered into a 10-year non-cancelable lease agreement for an office suite with Flagler Oceanfront Holdings, LLC, an entity owned 50% by the Managing Member. The lease is a step-lease that requires an initial monthly rental payment of $4,500 plus tax and an annual increase of 2%. Rent expense is straight-lined accordingly. The amount of rent expense incurred during 2018 was $63,040.

The future minimum lease payments are as follows:

Year Ending December 31,	Amount
2019	63,040
2020	63,040
2021	63,040
2022	63,040
2023	63,040
Thereafter	183,870
Total	499,070

Note 7 – Employee Benefit Plan

Effective January 1, 2013, BGSA, Holdings LLC. adopted a non-standardized prototype profit sharing 401(k) plan under which the employees of the Company are entitled to participate. The Company may make a discretionary matching contribution to each eligible participant. In addition, the Company is to provide a safe harbor matching and a profit sharing contribution. The safe harbor matching contribution formula is 100% for the initial 3% of deferrals, and 50% for the next 2% of deferrals for a maximum company contribution of 4% of an employee's eligible compensation. The participants are immediately vested in all contributions. The Company's safe harbor matching during the year ended December 31, 2018 was $20,080.

Note 8 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No value has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2018 is summarized below:

Shares granted and outstanding at January 1, 2018	100,000
Granted during the year Forfeited during the year	-
Shares granted and outstanding at December 31, 2018	100,000

Of the 100,000 shares outstanding, 100,000 shares were vested at December 31, 2018.

Note 9 – Commitments and Contingencies

Litigation

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period. As of December 31, 2018 there are no pending litigation matters known to Management.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2018.

At December 31, 2018, the Company had net capital of $408,999, which was $390,202 in excess of the required net capital of $18,797. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.69 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BG Strategic Advisors, LLC
Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Net capital:		
Total member equity	$	424,747
Deduction and/or charges:		
Non-allowable assets:		
Prepaid expenses		15,748
Total non-allowable assets		15,748
Total deductions and/or charges		15,748
Net capital before haircuts on securities positions		408,999
Net capital	$	408,999
Minimum net capital required - 6 2/3% of aggregate indebtedness included in the Statement of Financial Condition or $5,000, whichever is greater		18,797
Excess net capital		390,202
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		281,962
Ratio of aggregate indebtedness to net capital		68.94%
Reconciliation:		
Reconciliation with Company's computation (included in Part II of Form X-17 A-5) at December 31, 2018		
Net capital, as reported in Company's Part II		408,999
Audit adjustments		-
Net capital, per December 31, 2018 audited report, as filed		408,999

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2018 as compared to the computation of net capital as shown above.

BG Strategic Advisors, LLC
Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2018

BG Strategic Advisors, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the paragraph (k)(2)(i) of the Rule.

BG Strategic Advisors, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

Assertions Regarding Exemption Provisions
For Year Ended December 31, 2018

BG Strategic Advisors, LLC. operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable

To our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

X

Benjamin Gordon
President

SOLES, HEYN & COMPANY

Accountants and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
of BG Strategic Advisors, LLC

We have reviewed management's statements, included in the accompanying BG Strategic Advisors, LLC Exemption Report, in which (1) BG Strategic Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Soles, Heyn & Company, LLP

West Palm Beach, Florida

March 1, 2019

120 S. Olive Ave., Suite 501, W. Palm Beach, FL 33401 | Phone: 561-429-6625 | Fax: 1-888-726-9029
Member AICPA www.SolesHeynCPA.com Member FICPA